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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                        For the month of September 2000



                                   AEGON N.V.


                (Translation of registrant's name into English)



                               Mariahoeveplein 50
                               2591 TV  THE HAGUE
                                The Netherlands

                    (Address of principal executive offices)
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The financial statements, notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion") of AEGON N.V. listed below are attached hereto as Exhibit A. Such financial statements and Management's Discussion are incorporated by reference herein and in AEGON's Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 33-27604 and 333-11458) and on Form S-8 (Nos 33-53892, 33-53894, 33-89814,
333-8500 and 333-12448).

Item 1: Financial Statements

Condensed Consolidated Balance Sheets in Accordance with Dutch Accounting Principles at June 30, 2000 and December 31, 1999

Condensed Consolidated Income Statements in Accordance with Dutch Accounting Principles for the six months ended June 30, 2000 and June 30, 1999

Condensed Consolidated Cash Flow Statements in Accordance with Dutch Accounting Principles for the six months ended June 30, 2000 and June 30, 1999

Notes to the Condensed Consolidated Financial Statements

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations



SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AEGON N.V.
                                        ----------
                                        (Registrant)


Date: September 7, 2000


                                        By /s/ Ruurd A.van den Berg
                                        ---------------------------
                                        Ruurd A. van den Berg
                                        Senior Vice President Finance